UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 061
MSD PUERTO RICO SAVINGS PLAN
(formerly known as the MSD PUERTO RICO SAVINGS & SECURITY PLAN)

 (Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

(Address of principal executive office)

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Index

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of
MSD Puerto Rico Savings Plan (formerly
known as the MSD Puerto Rico Savings & Security Plan)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MSD Puerto Rico Savings Plan (formerly known as the MSD Puerto Rico Savings & Security Plan) (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 18, 2015

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Statements of Net Assets Available for Benefits

	December 31,

(in thousands)	2014	2013

Assets
Investments
Investments, at fair value	$122,105	$113,368

Receivables
Employer contributions	64	82
Participant contributions	114	110
Notes receivable from participants	4,219	3,917

Total receivables	4,397	4,109

Net assets available for benefits	$126,502	$117,477

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(in thousands)	2014

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(315)
Interest and dividends	231
Plan interest in Master Trust investment income	9,473

Net investment income	9,389

Interest income, notes receivable from participants	181

Contributions to the Plan
By participants	6,837
By employer	3,137

Total contributions	9,974

Settlements	8

Total additions	19,552

Deductions from net assets attributed to
Benefits paid to participants	(10,527)

Total deductions	(10,527)

Net increase	9,025

Net assets available for benefits
Beginning of year	117,477

End of year	$126,502

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

1.	Description of Plan
The following description of the MSD Puerto Rico Savings Plan (formerly known as the MSD Puerto Rico Savings and Security Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established effective July 1, 1997. The Plan is a profit sharing plan designed to provide a systematic means of saving and investing for the future and an opportunity for employees of MSD International GmbH (Puerto Rico Branch) LLC, Merck Sharp & Dohme de Puerto Rico, Inc., MSD Supply Services Inc., and the Puerto Rico branch of Merck Sharp & Dohme (I.A.) LLC (the “Companies”) to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”). Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan. MSD International GmbH (Puerto Rico Branch) LLC, a branch of MSD International GmbH, a Swiss limited liability company, is the Plan sponsor (the “Sponsor”). The Plan’s recordkeeper is Fidelity Investments Institutional Services Company (“Fidelity” or the “Recordkeeper”). Banco Popular de Puerto Rico serves as the Plan’s trustee (the “Trustee”).
Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2014, the Plan offered two (2) registered investment companies (mutual funds), five (5) common/collective trusts, and 14 separately managed accounts.
The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Merger with Affiliated Plan
On December 31, 2013, the assets of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan merged into the Plan. Effective January 1, 2014, participants of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan became eligible to participate in the Plan.
Master Trust
A portion of the assets of the Plan are maintained, for investment purposes only, with all the assets of the MSD Employee Stock Purchase and Savings Plan, the Merck US Savings Plan, and the Telerx Marketing, Inc. 401(k) Plan in a single master trust (the “Master Trust”). The Plan participates in the Master Trust for the specific limited purpose of enabling participants in the Plan to invest in separately managed accounts and certain common/collective trusts that are recordkept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.
The portion of fund assets allocable to each plan is based upon the participants’ account balances within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.
Contributions
Participants may contribute up to 25% of their annual eligible compensation on a before-tax basis. However, before-tax contributions cannot exceed the lesser of: (i) the amount as in effect under Section 402(g) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) or Section 1081.01(d)(7)(A) of the P.R. Code; or (ii) in the case of highly compensated employees, the average actual deferral percentage limit. Also, total annual additions to a participant's accounts during a plan year are limited to the lesser of: (i) the applicable limit for a particular tax year under Section 415(b) of the U.S. Code as adjusted by the Secretary of the Treasury; or (ii) one hundred percent (100%) of the participant's compensation paid by the employer during the calendar year. Participants may also contribute up to 25% of their annual eligible compensation on an after-tax basis subject to the limit provided under Section 1081.01(a)(15). Upon reaching the before-tax statutory limit, or upon reasonable expectations that any of the aforementioned limits will be exceeded, contributions may be suspended for the remainder of the plan year or may be continued on an after-tax basis.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

In addition, the Companies match 75% of an employee's contributions, up to 6% of such employee's eligible compensation per pay period (to the statutory limit). Participant and Company matching contributions are invested according to a participant’s elections.
Effective January 1, 2014, newly eligible participants will be automatically enrolled in the Plan with a before-tax contribution rate of 6%. Also effective January 1, 2014, each participant with a before-tax base pay contribution rate of at least 1% may elect to participate in an annual automatic increase program, in whole percentages of at least 1% and not more than 3% per year. The automatic percentage increase may not cause a participant’s before-tax base pay contribution rate to exceed 25%.
Age 50 and above — In addition, the Plan permits unmatched before-tax “catch-up contributions” of up to $1,500 for 2014 by participants who are at least age 50 by year-end.
Settlements
The Plan received court-approved settlements that were distributed to the Plan in connection with Schering-Plough Securities Litigation (the “Securities Litigation”). The Securities Litigation was a consolidated class action alleging breaches of fiduciary duty by the Company by causing or permitting the Plan to imprudently invest in Merck common stock or failing to provide material information regarding Merck common stock to Plan participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Companies’ contributions, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.
Vesting
Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to thirty years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 10%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and defaulted loan amounts.
Payment of Benefits
Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

Investment Valuation and Income Recognition
All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan that are in the Master Trust represents the Plan’s allocable portion of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.
Contributions
Employee and matching contributions by the Companies are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.
Payment of Benefits
Benefits are recorded when paid.
Expenses
The Plan’s administrative expenses are generally paid by the Companies. Inactive participants pay an annual recordkeeping fee from their account balance.
Recently Issued Accounting Standards
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)) which amends disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurement, for reporting entities that measure the fair value of an investment using the net asset value per share (or its equivalent) as a practical expedient. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for the Plan’s fiscal years beginning after December 15, 2016, with early application permitted. The Plan Sponsor is currently evaluating the impact on the Plan of adopting ASU No. 2015-07.
Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

3.	Related-Party Transactions
Contributions are transmitted from the Trustee to the Recordkeeper, which invests cash received, interest and dividend income and makes distributions to the participants. The Recordkeeper also administers the collection of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of registered investment companies (mutual funds) and common/collective trusts managed by the Recordkeeper. Fidelity is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Recordkeeper was $10.0 million and $9.8 million at December 31, 2014 and December 31, 2013, respectively. During 2014, the Plan’s allocated portion of interest and dividends, realized losses and unrealized losses from investments managed by the Recordkeeper was $5,760, ($4,097) and ($77,453), respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $30.2 million and $27.0 million at December 31, 2014, and December 31, 2013, respectively. During 2014, the Plan’s allocated portion of dividends, realized gains and unrealized gains was $947,795, $384,798 and $3.3 million, respectively. The Plan’s allocated portion of purchases and sales of Merck common stock during 2014 was $1.2 million and $1.8 million, respectively.

4.	Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status
The Plan is qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code") and with Section 401(a) of the U.S. Code, and has received a favorable determination letter from the Puerto Rico Department of Treasury (the "PR Treasury") and from the U.S. Internal Revenue Service as to its qualified status under the 1994 PR Code and the U.S. Code, respectively. As required by the provisions of the Internal Revenue Code for a New Puerto Rico, as amended (the "2011 PR Code"), the Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code within the periods prescribed for this purpose. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury or the U.S. Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the 2011 PR Code. The Plan's Master Trust is to be considered as an organization as described in Section 401(a) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made. Finally, the Trust has complied with the requirements established by Section 1022(i)(1) of ERISA.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the 1994 PR Code and the 2011 PR Code, as appropriate. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

6.	Master Trust and Investments
The Plan had a 1.3% and 1.1% interest in the Master Trust at December 31, 2014 and 2013, respectively. The net assets of the Master Trust are as follows:

	December 31,

(in thousands)	2014	2013

Registered investment companies (mutual funds)	$1,232,151	$3,075,793
Common/collective trusts	4,496,033	3,060,861
Fixed income securities	196,979	-
Merck common stock	1,012,306	976,393
Other common stocks	1,644,998	1,481,360
Accrued interest and dividends	9,969	9,870
Other net assets/(liabilities)	(30,774)	(3,813)

	$8,561,662	$8,600,464

Total investment income of the Master Trust for the year ended December 31, 2014, is as follows:

Year Ended
(in thousands)	December 31,
2014
Investment income, net
Interest and dividends	$65,272
Net depreciation in Registered investment companies (mutual funds)	(27,828)
Net appreciation in Common/collective trusts	279,560
Net appreciation in Merck common stock	131,951
Net appreciation in Other common stocks	138,821

Total investment income	$587,776

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,
(in thousands)	2014	2013

Investment in Master Trust	$111,553	$96,811
Fidelity Retirement Money Market Portfolio	6,483	6,230
Columbia Acorn Fund, Class Y	-	6,373

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

The following presents investments that represent 5% or more of the Master Trust net assets as of year-end:

	December 31,
(in thousands)	2014	2013

SSgA S&P 500 NL Series Fund	$1,110,047	$968,966
Merck Common Stock Fund	1,024,375	982,736
Fidelity Retirement Money Market Portfolio	479,336	542,806
During 2014, the Plan’s investments in registered investment companies (mutual funds) held outside of the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated approximately ($315,468) in value.

7.	Fair Value Measurements – Master Trust and Investments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 investments primarily include registered investment companies (mutual funds) and common stocks.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 investments primarily include investments in common/collective trusts, certain fixed income investments such as government and agency obligations, corporate obligations and mortgage and asset-backed securities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 investments at December 31, 2014 and 2013.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2014 and 2013. The policy of the Master Trust and the Plan is to recognize transfers between levels at the end of the reporting period. There were no transfers between Levels 1 and 2.
Within the Plan and Master Trust, investments are recorded at fair value as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

Fixed Income Securities

Fixed income securities, including U.S. government and agency obligations, corporate obligations and mortgage and asset-backed securities, are generally valued on the basis of valuations furnished by a pricing service approved by the Recordkeeper or at fair value as determined in good faith by the Recordkeeper and the Companies. The Recordkeeper has the discretionary authority to hire a pricing service to determine valuations using methods based on current market transactions, prices for comparable securities and various relationships between securities which are generally recognized by institutional traders.
Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Recordkeeper and the Companies.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value are summarized below:

	December 31, 2014

	Fair Value Measurements Using

(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets
Registered Investment Companies
Non-US Equity	$4,046	$-	$-	$4,046
Short Term Investments	6,459	-	-	6,459
Interest bearing cash	24			24

Total	10,529	-	-	10,529

Investments in the Master Trust
Registered Investment Companies
Non-US Equity	$728,292	$-	$-	$728,292
Cash and Short Term Investments	503,859	-	-	503,859

Common/Collective Trusts
US Large Cap Equity	-	2,511,064	-	2,511,064
US Small/Mid Cap Equity	-	295,724	-	295,724
Non-US Equity	-	935,506	-	935,506
Fixed Income	-	721,215	-	721,215
Cash and Short Term Investments	-	32,524	-	32,524

Fixed Income Securities
Government and agency obligations	-	69,403	-	69,403
Corporate obligations	-	43,125	-	43,125
Mortgage and asset-backed securities	-	84,451	-	84,451

Merck Common Stock	1,012,306	-	-	1,012,306

Other Common Stocks
U.S. Small Cap Equities	709,088	-	-	709,088
Large Cap Equities	935,910	-	-	935,910

Total Investments in the Master Trust	$3,889,455	$4,693,012	$-	$8,582,467

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)
Notes to Financial Statements

	December 31, 2013

	Fair Value Measurements Using

(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets
Registered Investment Companies
US Small/Mid Cap Equity	$6,373	$-	$-	$6,373
Non-US Equity	3,954	-	-	3,954

Cash and Short Term Investments	6,230	-	-	6,230

Total Registered Investment Companies	16,557	-	-	16,557

Investments in the Master Trust
Registered Investment Companies
US Small/Mid Cap Equity	$720,965	$-	$-	$720,965
Non-US Equity	1,125,235	-	-	1,125,235
Fixed Income	680,444	-	-	680,444
Cash and Short Term Investments	549,149	-	-	549,149

Common/Collective Trusts
US Large Cap Equity	-	1,974,288	-	1,974,288
US Small/Mid Cap Equity	-	251,685	-	251,685
Non-US Equity	-	348,321	-	348,321
Fixed Income	-	456,515	-	456,515
Cash and Short Term Investments	-	30,052	-	30,052

Merck Common Stock	976,393	-	-	976,393

Other Common Stocks
U.S. Small Cap Equities	569,383	-	-	569,383
Large Cap Equities	911,977	-	-	911,977

Total Investments in the Master Trust	$5,533,546	$3,060,861	$-	$8,594,407

8.	Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued.

MSD Puerto Rico Savings Plan	Schedule H
(formerly known as the MSD Puerto Rico Savings & Security Plan)

Schedule H, Line 4 i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value

**	Master Trust	Investment in Master Trust	$	***	$111,552,688

*	Fidelity Retirement Money Market Portfolio	Registered Investment Company		***	6,482,974

	American Funds EuroPacific Growth Fund, Class R6	Registered Investment Company		***	4,045,804

*	Banco Popular	Interest bearing cash account		***	23,833

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10% and with maturities through 2033			4,218,805

		Total			$126,324,104

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Puerto Rico Savings Plan
(formerly known as the MSD Puerto Rico Savings & Security Plan)

By:	/s/ Mark E. McDonough
Mark E. McDonough
Senior Vice President and Treasurer
June 18, 2015

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16